SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940

BLACKROCK EUROFUND
Exact Name of Registrant

NOTIFICATION OF ELECTION

        The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

        Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this Notification of Election to be duly executed, on its behalf, in the Township of Plainsboro in the State of New Jersey on the 28th day of October, 2008.

BLACKROCK EUROFUND (Name of Registrant)

By:	/s/ Donald C. Burke
Name: Donald C. Burke Title: Chief Executive Officer

Attest:	/s/ Denis R. Molleur Name: Denis R. Molleur Title: Assistant Secretary